

Mail Stop 3720

November 3, 2006

Mr. Gene Warren
Principal Chief Executive Officer
and Interim Principal Financial and Accounting Officer
ACT Teleconferencing, Inc.
1526 Cole Boulevard, Suite 300
Golden, CO 80401

> **Re: ACT Teleconferencing, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 0-27560**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Data, page 7

1.   Please refer to the line item, "Operating expenses – before restructuring and impairment of asset costs." Revise to include restructuring and impairment of asset costs in operating expenses.

Results of Operations, page 11

2.   Please quantify each significant factor that contributed to the period-to-period changes and whether you expect the trends to continue or change and the reasons why. Also, provide a loss before tax discussion of your audio and video segments.

Liquidity, Capital Resources and Cashflow, page 13

3.   Please disclose future interest expense in your table of contractual obligations.

1. Organization and Significant Accounting Policies, page F-8

Long-Lived Tangible Assts, page F-10

4.   We note your disclosure that you periodically evaluate the carrying amount of long-lived assets based on future estimated cash flows for each reporting unit. This statement does not appear to be in compliance with SFAS 144. Please explain. In addition, please provide the disclosure required by paragraph 26 (a) of SFAS 144.

Stock Based Compensation, page F-10

5.   We note your statement that the value of options was also adjusted by 37% for long term to expiration and marketability factors based on an independent evaluation of the value of your options. Please tell us why you believe this 37% adjustment is appropriate per SFAS 123. Refer to your basis in accounting literature.

6.   We note your reference to independent evaluation with respect to the valuation of
        your stock options. While you are not required to refer to this independent third
        party valuation consultant, when you do, you should disclose the name of the
        expert. If you decide to delete your reference to the independent third party
        valuation consultant, please revise the disclosures to explain the theoretical
        models and assumptions used by you to determine the valuation. Please apply
        this comment to all areas of your financial statements where you have mentioned
        independent third-party valuations / appraisals.

2. Restructuring and Other Charges, page F-11

7.   In regard to your restructuring costs, please provide disclosure per paragraph 20
        of SFAS 146.

5. Preferred Stock and Shareholders' Equity, page F-14
Warrants, page F-16

8.   We note your statement that holders of shares issued upon the exercise of
        warrants have piggy-back rights to registration and certain investors have demand
        registration rights. Tell us how you considered SFAS 133 and EITF 00-19 with
        regard to your warrants and the registration rights associated with the warrants.

Form 10-Q for the Fiscal Quarters Ended June 30, 2006

Consolidated Statements of Cash Flow, page 5

9.   We are unable to reconcile your cash flows from financing activities to the
        footnotes in your financial statements. Please tell us what is included in each line
        item under your cash flows from financing activities   Also, disclose this
        information in either the footnotes to your financial statements or in your liquidity
        section of the MD&A.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director